July 2, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:	Scott Anderegg

Re:	The AES Corporation

Form 10-K for the year ended December 31, 2008 Filed February 26, 2009

Definitive Proxy Statement on Schedule 14A Filed March 2, 2009

File No. 001-12291

Dear Mr. Anderegg:

On behalf of The AES Corporation (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 15, 2009. For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition

and Results of Operations, page 17

1.	We note your responses to comments 1, 4 and 5 in our letter dated May 8, 2009. In each case, as requested in our initial letter, please generally provide us with your intended disclosure and/or format for future filings.

COMPANY RESPONSE: In its next Form 10-K and/or Proxy Statement, the Company intends to provide the following disclosures in response to comments 1, 4 and 5 set forth in the Staff’s letter dated May 8, 2009:

Comment 1: In the 2009 Form 10-K—“Item 7: Management’s Discussion & Analysis — 2009 Performance Highlights,” below the section titled “Diluted Earnings Per Share from Continuing Operations,” the Company intends to add a new heading to be titled “Net Income Attributable to The AES Corporation.” The Company will also add a line item in the table under 2009 Performance Highlights showing Net Income Attributable to The AES Corporation. In this section, the Company intends to provide disclosure substantially to the following effect:

In 2007, Net Loss Attributable to The AES Corporation of $95 million was largely impacted by a loss from the sale of C.A. La Electricidad de Caracas of $680 million, net of tax, which is reflected in discontinued operations. In 2008, the Company’s Net Income Attributable to The AES Corporation of $1,234 million benefited from the recognition of a non-taxable gain on the sale of assets in Kazakhstan of $905 million. In each case, the gain or loss recognized on the sale of the business had a significant impact on net income during the applicable period. However, while the Company engages in the sale of assets from time to time, the amount of gain or loss that would be recognized in any such sale will depend on a number of factors related to the asset or business that may be sold, if any. Therefore, the Company does not expect that the increase in Net Income Attributable to The AES Corporation which occurred between 2007 and 2008 will continue in future periods.

The AES Corporation

July 2, 2009

The Company currently anticipates that it will include a discussion of 2009 Net Income Attributable to The AES Corporation in the new section under “Performance Highlights” and will also mention the impact of the sale of assets in Kazakhstan in 2008 when making the year over year comparison with 2009. The specific disclosure will be based upon final results for 2009.

Comment 4: In the Company’s 2010 Proxy Statement – “Compensation Discussion & Analysis — Targeted Compensation,” after the sentence concluding with the phrase, “focuses more on the survey data to maintain the competitiveness of our Program,” the Company intends to insert the following language:

The Survey Data helps maintain the competitiveness of the Program because it includes companies of comparable size (as measured by revenue) that have international operations and which companies may compete with the Company for executive talent.

Comment 5: In the Company’s 2010 Proxy statement – “Compensation Discussion & Analysis — Process for Determining Compensation,” after the phrase, “25th, 50th and 75th percentiles when making their compensation decisions,” the Company intends to add the following sentence:

The Compensation Committee reviews these percentiles in order to be consistent with market practices employed in the analysis of survey data.

2.	We note your response to comment 2 in our letter dated May 8, 2009. We reissue our comment. As you noted, the exhibits were filed in accordance with Item 610(b)(10) of Regulation S-K and Item 610(b)(10) does not contain a materiality provision for schedules and exhibits to agreements required to be filed. The agreements as filed are incomplete. Please file with your next periodic or current report complete copies of these agreements including all exhibits, attachments and schedules.

COMPANY RESPONSE: The Company agrees that it will file complete copies of exhibits 10.20 and 10.21 in its next Form 10-Q, including appendices, schedules and exhibits to these agreements.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Person, page 57

3.

We note your response to comment 10 in our letter dated May 8, 2009 and we reissue our prior comment. The disclosures required by Item 404 of Regulation S-K are subject to our Plain English requirements; please see executive compensation and related person Release Nos. 33-8732A and 34-54302A. In this regard, we note your use of the defined term “related persons.” Please revise your disclosure to explain who related persons are and your procedures for review, approval or ratification of transactions with “related persons.” Please also augment your

The AES Corporation

July 2, 2009

disclosure to state whether “related persons” are required to obtain prior approval before entering into a transaction with you. We further note your disclosure “the Audit Committee and/or Nominating, Governance and Corporate Responsibility Committee reviews such transactions and makes determinations regarding their appropriateness and impact on our assessment of ‘related persons’ and Director independence and, where appropriate, approves or ratifies such transactions.” We also note your Code of Conduct states “We will avoid situations that could create or appear to create a conflict between our personal interests and the interests of AES.” Based on your disclosure and your Code of Conduct it appears that the Audit Committee and/or Nominating, Governance and Corporate Responsibility Committee would review transactions “that could create or appear to create a conflict between our personal interest and the interest of AES.” Please expand your disclosure to explain how the applicable committee determines what constitutes a related party’s “personal interest” in a transaction or in other words how you determine whether a related party is interested in a transaction.

COMPANY RESPONSE: The Company will revise its 2010 proxy statement in accordance with the Staff’s Comments as provided below. Set forth below are relevant excerpts of the Staff’s Comments along with the Company’s proposed disclosure:

With regard to the Staff’s request that the Company, “explain who related persons are” the Company will provide the following introductory disclosure:

The Company does not maintain a single policy for the review, approval or ratification of any transaction in which the Company participates and in which any Director or Officer of the Company, any nominee for Director, any immediate family member of the foregoing, or any entity in which any of the foregoing persons holds more than a 5% beneficial ownership interest (each a “Related Person”), will have, has or had a material interest involving an amount in excess of $120,000 (“Related Party Transactions”).

With regard to the Staff’s request that the Company explain its (a) “procedures for review, approval or ratification of transactions with ‘Related Persons’” and (b) “whether ‘related persons’ are required to obtain prior approval before entering into a transaction,” the Company intends to provide the following disclosures:

If such transactions are presented to the Audit Committee and/or the Nominating, Governance and Corporate Responsibility Committee before the transaction has been consummated, the Committees may approve or prohibit the transaction in advance. The Code of Conduct encourages its people, including Officers and Directors, to seek advice before proceeding if there is any doubt regarding an arrangement, however, the Code of Conduct does not specifically require that Related Party Transactions be approved in advance by the Board or any Board Committee. If a transaction, including any Related Party Transaction, is submitted to the Board Committees after it has been consummated, the Committees may ratify the transaction where appropriate. If the Committee determines that such transaction is not appropriate, the Committee may seek to rescind the transaction and may take further action against the AES individual for violation of the Code of Conduct and take other actions with respect to any Related Party which it deems appropriate. Any affected Directors or Officers recuse themselves from such deliberations.

The AES Corporation

July 2, 2009

The Company will also include the following disclosures to further explain these procedures:

Related Party Transactions that are reviewed pursuant to the program outlined above may be identified through various sources. The primary method of identifying Related Party Transactions is through self-reporting. Upon commencement of employment (election or appointment in the case of Directors) all AES individuals, including Officers and Directors, are provided a copy of the Code of Conduct and related policies, including the prohibited transactions described above. Since all types of prohibited transactions cannot be listed in the Code of Conduct, the Company encourages its people, including Officers and Directors, to seek advice before proceeding if there is any doubt regarding the appropriateness of an arrangement under the provisions of our Code of Conduct. In addition, information regarding possible Related Party Transactions may also be obtained through Director and Officer Questionnaires (which specifically asks about Related Party Transactions and is presented on an annual basis), the Company’s financial reporting packages, and reports to our compliance department of conduct that may fall within the prohibitions set forth in the Code of Conduct.

With regard to the Staff’s request that the Company disclose how the Company determines “whether a related party is interested in a transaction,” the Company intends to provide the following disclosures:

In considering whether or not a Related Party is “interested” in a transaction, the Audit Committee considers the types of transactions mentioned in the Code of Conduct and related policies as having the potential to create a conflict of interest, including arrangements such as: accepting gifts of more than token value or receiving personal discounts or other benefits from a competitor, customer or supplier as a result of one’s position with the Company; receiving a loan or guarantee of an obligation from a competitor, customer or supplier as a result of one’s position with the Company; having an interest (other than routine investments in publicly traded companies) in a transaction involving the Company, a competitor, customer or supplier; directing business to a supplier owned or managed by an AES person, or which employs, a relative or friend. The Audit Committee may also consider whether any such transactions are excluded from the SEC’s definition of “Related Party Transactions” such as transactions involving the rendering of services as a public utility at rates or charges fixed in conformity with law or governmental authority.

As a result of the modifications described above, the revised disclosure will read as follows:

The Company does not maintain a single policy for the review, approval, or ratification of any transaction in which the Company participates and in which any Director or Officer of the Company, any nominee for Director, any immediate family member of the foregoing, or any entity in which any of the foregoing persons holds more than a 5% beneficial ownership interest (each a “Related Person”), will, have, has or had a material interest involving an amount in excess of $120,000 (“Related Party Transactions”).

Instead, relevant aspects of our program are drawn from various corporate documents. Our Code of Conduct and related policies apply to all AES individuals, including certain Related Parties, and prohibit certain arrangements that may create a conflict of interest, including Related Party Transactions. Our Audit Committee’s Charter provides that the Audit Committee is responsible for monitoring our Code of Conduct, including the Code of Conduct related to conflicts of interest and Related Party Transactions.

The AES Corporation

July 2, 2009

In considering whether or not a Related Party is “interested” in a transaction, the Audit Committee considers the types of transactions mentioned in the Code of Conduct and related policies as having the potential to create a conflict of interest, including arrangements such as: accepting gifts of more than token value or receiving personal discounts or other benefits from a competitor, customer or supplier as a result of one’s position with the Company; receiving a loan or guarantee of an obligation from a competitor, customer or supplier as a result of one’s position with the Company; having an interest (other than routine investments in publicly traded companies) in a transaction involving the Company, a competitor, customer or supplier; directing business to a supplier owned or managed by an AES person, or which employs, a relative or friend. The Audit Committee may also consider whether any such transactions are excluded from the SEC’s definition of “Related Party Transactions” such as transactions involving the rendering of services as a public utility at rates or charges fixed in conformity with law or governmental authority.

In addition, to the Code of Conduct, the Charter of our Nominating, Governance and Corporate Responsibility Committee also contains provisions relevant to Related Party Transactions in that it requires that the Nominating, Governance and Corporate Responsibility Committee consider questions of independence and possible conflicts of interest of members of the Board and Officers, and whether a candidate has special interests or a specific agenda that would impair his or her ability to effectively represent the interests of all Stockholders. The Company’s Corporate Governance Guidelines also contain provisions relevant to Related Party Transactions in that they require Directors to advise the Chairman of the Board and the Chairman of the Nominating, Governance and Corporate Responsibility Committee in advance of accepting an invitation to serve on other public company Boards of Directors and further provide that the Board shall review, at least annually, the relationships that each Director has with the Company (either directly or as an Officer or Director of another company that has a relationship with the Company).

Related Party Transactions that are reviewed pursuant to the program outlined above may be identified through various sources. The primary method of identifying Related Party Transactions is through self-reporting. Upon commencement of employment (election or appointment in the case of Directors) all AES individuals, including Officers and Directors, are provided a copy of the Code of Conduct and related policies, including the prohibited transactions described above. Since all types of prohibited transactions cannot be listed in the Code of Conduct, the Company encourages its people, including Officers and Directors, to seek advice before proceeding if there is any doubt regarding the appropriateness of an arrangement under the provisions of our Code of Conduct. In addition, information regarding possible Related Party Transactions may also be obtained through Director and Officer Questionnaires (which specifically asks about Related Party Transactions and is presented on an annual basis), and reports to our compliance department of conduct that may fall within the prohibitions set forth in the Code of Conduct.

If such transactions are presented to the Audit Committee and/or the Nominating, Governance and Corporate Responsibility Committee before the transaction has been consummated, the Committees may approve or prohibit the transaction in advance. The Code of Conduct encourages its people, including Officers and Directors, to seek advice before proceeding if there is any doubt regarding an arrangement, however, the Code of Conduct does not specifically require that Related Party Transactions be approved in advance by the Board or any Board Committee. If a transaction, including any Related Party Transaction, is submitted to the Board Committees after it has been consummated, the Committees may ratify the transaction where appropriate. If the Committee determines that such transaction is not appropriate, the Committee may seek to rescind the transaction and may take further action against the AES individual for violation of the Code of Conduct and take other actions with respect to any Related Party which it deems appropriate. Any affected Directors or Officers recuse themselves from such deliberations.

The AES Corporation

July 2, 2009

The proposed disclosures set forth above would be made in the event the Company does not adopt a related person transaction policy prior to the filing of its 2010 proxy statement. If the Company does adopt such a policy, such disclosures will be revised to reflect the terms of such policy, in accordance with Item 404(b) of Regulation S-K.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Zafar A. Hasan at 703-682-1110.

Sincerely,

/s/ VICTORIA D. HARKER
Victoria D. Harker
Chief Financial Officer

cc:	Zafar A. Hasan, The AES Corporation